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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                               LIFEWAY FOODS, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title or Class of Securities)

                                    531914109
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                                 (CUSIP Number)

                              Julie Smolyansky, CEO
                               Lifeway Foods, Inc.
                              6431 West Oakton St.
                             Morton Grove, IL 60053
                                 (847) 967-1010
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            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)

                                 August 5, 2003
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 531914109
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1)   Name of Reporting Person:

     Julie Smolyansky.


2)   Check the Appropriate Box if a member of a Group:

     (a) |_|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):

     SC


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


6)   Citizenship or Place of Organization:

     U.S. CITIZEN



Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:                 80,000 (1.9%)


8)   Shared Voting Power:               --


9)   Sole Dispositive Power:            80,000 (1.9%)


10)  Shared Dispositive Power:          --


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     80,000 shares (1.9%)




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CUSIP No. 531914109
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) |X|



13)  Percent of Class Represented by Amount in Row (11):    1.9%



14)  Type of Reporting Person:

     IN





















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                         AMENDMENT NO. 2 TO SCHEDULE 13D

            Julie Smolyansky hereby amends and supplements the statement on
Schedule 13D (the "Statement") previously filed by Julie Smolyansky with the Securities and Exchange Commission, with respect to the common stock, no par value (the "Lifeway Common Stock") of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the "Issuer"). Except as amended and supplemented, the Statement, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to SEC Rule 13d-2(a), this Amendment to the Schedule 13D with a date of July 20, 2002 previously filed by Julie Smolyansky reflects a material change in the Lifeway Common Stock beneficially owned by Julie Smolyansky under Section 13(d). The Estate of Michael Smolyansky (the "Estate"), of which Ludmila Smolyansky, Julie Smolyansky's mother, is the independent executor, transferred 200,000 shares (the "Transferred Shares") of Lifeway Common Stock to Ludmila Smolyansky pursuant to the Last Will and Testament of Michael Smolyansky, dated February 2, 1990 (the "Will"). No purchase consideration was paid for this transfer.

ITEM 4. PURPOSE OF TRANSACTION.

            The purpose of the transaction was to transfer the Transferred Shares to Ludmila Smolyansky for the purpose of payment of certain expenses incurred in the continuing administration of the Estate and personally by Ludmila Smolyansky during the period the Estate has remained open for administration. As disclosed by Ludmila Smolyansky in the previously filed
Schedule 13D dated July 1, 2002, Michael Smolyansky bequeathed and devised one-third of the total shares now held in the Estate to Ludmila Smolyansky.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Under Section 13(d) of the Exchange Act, Julie Smolyansky is deemed to have beneficial ownership of 2,306,338 shares of Lifeway Common Stock, representing 54.7% of the total outstanding Lifeway Common Stock. Julie Smolyansky's total beneficial ownership of 2,306,338 shares of Lifeway Common Stock is comprised as previously reported except that the shares in the Estate now total 1,891,138 and the shares directly owned by Ludmila Smolyansky now total 247,200.

            Julie Smolyansky's total beneficial ownership of Lifeway Common Stock reported in this Schedule 13D/A is comprised as previously reported.

            Pursuant to Securities and Exchange Commission (SEC) Rule 13d-4, Julie Smolyansky disclaims from beneficial ownership (i) the 8,000 shares of Lifeway Common Stock (representing 0.1% of the total outstanding Lifeway Common Stock) directly owned by the Smolyansky Family Foundation, of which Ludmila Smolyansky is a trustee, (ii) the 247,200

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shares of Lifeway Common Stock (representing 1.1% of the total outstanding
Lifeway Common Stock) directly owned by Ludmila Smolyansky, (iii) the 80,000 shares of Lifeway Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) directly owned by Edward Smolyansky and (iv) the 2,138,138 shares of Lifeway Common Stock (representing 50.1% of the total outstanding Lifeway Common Stock) acquired by the Estate. Except for the 80,000 shares of Lifeway Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) directly owned by Julie Smolyansky, the other shares of Lifeway Common Stock reported in this Schedule 13D are reported herein solely for the purposes of Section 13(d) of the Exchange Act.

            (b) Julie Smolyansky's sole voting and dispositive power is comprised as previously reported.

            (c) Not applicable.

            (d) Generally, proceeds from the sale of any the 1,891,138 shares of Lifeway Common Stock remaining in the Estate and indirectly owned by Julie Smolyansky would inure solely to the Estate for the duration of the administration of the Estate. Upon the conclusion of the administration of the Estate, the 1,891,138 shares of Lifeway Common Stock will be transferred pursuant to the terms of the Will. At the time of this filing, the administration of the Estate had not yet concluded and disclaimers of property had not been made final.

            (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 20.1 Last Will and Testament of Michael Smolyansky (Incorporated by reference to Exhibit 20.1 of the Schedule 13D dated July 1, 2002 previously filed by Julie Smolyansky).



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 19, 2003                             /s/ Julie Smolyansky
                                                     --------------------
                                                     Julie Smolyansky






















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